UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

Archrock Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03957W106
(CUSIP Number)

Carlson Capital, L.P.
Attn: Joe Brucchieri
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

February 13, 2017
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

(Page 1 of 17 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957W106	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,475,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,475,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,475,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.93%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 03957W106	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,852,796 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,852,796 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,796 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
2.63%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,129 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,129 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,129 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.80%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,602 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,602 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,602 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.15%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 03957W106	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,016 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,016 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,016 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.28%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,506 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,506 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,506 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.89%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON Black Diamond Energy L/S Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 128,923 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,923 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,923 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.18%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,475,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,475,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,475,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.93%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,475,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,475,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,475,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.93%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,475,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,475,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,475,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.93%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 03957W106	SCHEDULE 13D	Page 12 of 17 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to shares of common stock, par value $0.01 per share (the "Common Shares”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16666 Northchase Drive, Houston, Texas 77060.

This Amendment No. 7 is being filed to amend and supplement Item 3 and Item 5 to add the following information for updating as of the date hereof:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From January 26, 2017 through February 13, 2017, the Reporting Persons sold 780,000 shares of common stock for an aggregate consideration of $11,909,260.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(c) and (e)

The Reporting Persons may be deemed to beneficially own in the aggregate 3,475,972 Common Shares. Based upon a total of 70,533,248 Common Shares outstanding as of February 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on February 9, 2017, the Reporting Persons’ shares represent approximately 4.93% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 1,852,796 Common Shares reported herein as owned by DOF, (ii) the 597,129 Common Shares reported herein as owned by ROF, (iii) the 107,602 Common Shares reported herein as owned by RVC, (iv) the 195,016 Common Shares reported herein as owned by OFF, (v) the 624,506 Common Shares reported herein as owned by TOF, and (vi) the 128,923 Common Shares reported herein as owned by ENO.

DOF may be deemed to beneficially own and has the power to vote and dispose the 1,852,796 Common Shares reported herein as owned by it, which shares represent approximately 2.63% of the outstanding Common Shares.

ROF may be deemed to beneficially own and has the power to vote and dispose the 567,129 Common Shares reported herein as owned by it, which shares represent approximately 0.80% of the outstanding Common Shares.

CUSIP No. 03957W106	SCHEDULE 13D	Page 13 of 17 Pages

RVC may be deemed to beneficially own and has the power to vote and dispose the 107,602 Common Shares reported herein as owned by it, which shares represent approximately 0.15% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 195,016 Common Shares reported herein as owned by it, which shares represent approximately 0.28% of the outstanding Common Shares.

TOF may be deemed to beneficially own and has the power to vote and dispose the 624,506 Common Shares reported herein as owned by it, which shares represent approximately 0.89% of the outstanding Common Shares.

ENO may be deemed to beneficially own and has the power to vote and dispose the 128,923 Common Shares reported herein as owned by it, which shares represent approximately 0.18% of the outstanding Common Shares.

(c)  Information concerning transactions in the Common Shares effected by the Reporting Persons since the last amendment to the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.

(e) As a result of the transactions described herein, on February 13, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 03957W106	SCHEDULE 13D	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 15 of 17 Pages

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 16 of 17 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson

CUSIP No. 03957W106	SCHEDULE 13D	Page 17 of 17 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	1,935	15.1779	29,339.57	1/26/2017
Sell	87,011	15.2022	1,319,249.34	1/26/2017
Sell	241	14.7726	3,556.50	1/26/2017
Sell	65,258	14.879	969,973.74	1/26/2017
Sell	1,088	15.405	16,743.95	1/27/2017
Sell	75,047	14.9605	1,121,590.45	1/27/2017
Sell	65,258	15.925	1,037,253.25	2/9/2017
Sell	34,028	15.7575	535,163.68	2/10/2017
Sell	9,477	15.6802	148,313.71	2/13/2017

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	97	15.1779	1,470.77	1/26/2017
Sell	4,411	15.2022	66,879.00	1/26/2017
Sell	12	14.7726	177.09	1/26/2017
Sell	3,308	14.879	49,169.04	1/26/2017
Sell	55	15.405	846.43	1/27/2017
Sell	3,804	14.9605	56,851.44	1/27/2017
Sell	3,308	15.925	52,579.51	2/9/2017
Sell	1,725	15.7575	27,129.35	2/10/2017
Sell	480	15.6802	7,511.94	2/13/2017

Black Diamond Thematic Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	2,415	15.1779	36,617.58	1/26/2017
Sell	108,578	15.2022	1,646,245.37	1/26/2017
Sell	300	14.7726	4,427.18	1/26/2017
Sell	81,434	14.879	1,210,408.56	1/26/2017
Sell	1,357	15.405	20,883.77	1/27/2017
Sell	93,649	14.9605	1,399,600.59	1/27/2017
Sell	81,434	15.925	1,294,365.16	2/9/2017
Sell	42,464	15.7575	667,837.97	2/10/2017
Sell	11,826	15.6802	185,075.21	2/13/2017